Exhibit k(8)

DISTRIBUTION ASSISTANCE AGREEMENT

THIS AGREEMENT, dated as of December __, 2010, is entered into by and between, Stone Harbor Emerging Markets Income Fund (the “Fund”), a Massachusetts statutory trust, Stone Harbor Investment Partners LP, a Delaware limited partnership (the “Adviser”), and ALPS Distributors, Inc., a Colorado corporation (“ALPS”).

In consideration for ALPS’ provision of distribution assistance services to the Fund in connection with the offering of common shares of the Fund pursuant to the Fund’s prospectus dated December __, 2010 (the “Offering”), which services include assistance with coordinating the road show and designing and coordinating the printing of marketing materials, the Fund shall pay ALPS up to 0.10% of the total public offering price (exclusive of any exercise of the overallotment) amount of the Offering.

First, the Fund shall pay up to 0.10% of the amount of the Offering, provided that, the Fund has not otherwise paid expenses relating to the Offering (exclusive of sales load, but inclusive of the reimbursement of underwriter expenses) (the “Fee”) up to the reimbursement cap of $0.05 per common share of the Fund. The Fund shall also pay ALPS for its reasonable and documented out of pocket expenses related to the road show, in addition to the Fee. To the extent such out of pocket expenses exceed the reimbursement cap of $0.05 per common share, the out of pocket expenses exceeding the reimbursement cap shall be paid by the Adviser.

If the amount described in the above paragraph paid by the Fund to ALPS is less than 0.10% of the Offering, the Adviser shall pay ALPS such difference in amount between the amount paid to ALPS by the Fund and 0.10% of the Offering.

The Fund, the Adviser and ALPS acknowledge and agree that the compensation set forth above shall be the only compensation ALPS will receive from the Fund for its distribution assistance in connection with the Offering.

STONE HARBOR INVESTMENT PARTNERS LP

By:
Name:
Title:

ALPS DISTRIBUTORS, INC.

By:
Name:	Thomas A. Carter
Title:	President